FOR IMMEDIATE RELEASE

        NEWS RELEASE

CHANGE IN AUDITOR

Vancouver, Canada,  February 23rd, 2010 - CanAlaska Uranium Ltd. (TSX.V -- CVV) ("CanAlaska" or the "Company") announces that it has changed its auditor from James Stafford, Inc., Chartered Accountants (“Former Auditor”), to Deloitte & Touche LLP, Chartered Accountants (“Successor Auditor”).

At the request of the Company, the Former Auditor resigned on February 3, 2010.  The Board of Directors has approved the appointment of the Successor Auditor in place of the Former Auditor effective February 3, 2010 until the next Annual General Meeting of shareholders.

There were no reservations in the Former Auditor’s reports on the Company’s financial statements for the two most recently completed fiscal years.

The Company confirms that there were no reportable events between the Former Auditor and the Company.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has provided the Company C$11 mil. in exploration funding to earn a 50% ownership interest in the West McArthur Project..  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.  Other Company projects in the Athabasca Basin scheduled for drill testing during this Winter 2010 season include McTavish, Collins Bay Extension and Fond Du Lac.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.